Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements as of March 31, 2016 and December 31, 2015 and for the Three Months Ended March 31, 2016 and 2015

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Loss
Condensed Consolidated Interim Statement of Financial Position
Condensed Consolidated Interim Statement of Changes in Equity
Condensed Consolidated Interim Statement of Cash Flows
Notes to the Condensed Consolidated Interim Financial Statements

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Loss (unaudited)
For the Three Months Ended March 31, 2016 and 2015 (in CHF)

		THREE MONTHS ENDED
	Note	MARCH 31, 2016	MARCH 31, 2015
Research and development		-6,140,175	-6,229,896
General and administrative		-1,222,032	-929,919
Operating loss		-7,362,207	-7,159,815
Interest income		10,885	5,059
Interest expense		-2,745	-2,065
Foreign currency exchange losses, net		-1,544,845	-895,290
Loss before tax		-8,898,912	-8,052,111
Income tax expense		–	–
Net loss attributable to owners of the Company		-8,898,912	-8,052,111
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability, net of taxes of CHF 0		-260,469	-228,865
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0		41,820	18,361
Other comprehensive loss, net of taxes of CHF 0		-218,649	-210,504
Total comprehensive loss attributable to owners of the Company		-9,117,561	-8,262,615
Basic and diluted loss per share	6	-0.26	-0.28

Condensed Consolidated Interim Statement of Financial Position (unaudited)
As of March 31, 2016 and December 31, 2015 (in CHF)

	Note	MARCH 31, 2016	DECEMBER 31, 2015
ASSETS
Non-current assets
Property and equipment		198,089	222,570
Intangible assets		1,482,520	1,482,520
Other non-current receivables		38,066	38,066
Total non-current assets		1,718,675	1,743,156

Current assets
Other receivables		674,936	650,716
Prepayments		109,553	181,044
Cash and cash equivalents		41,392,616	50,237,300
Total current assets		42,177,105	51,069,060

Total assets		43,895,780	52,812,216

EQUITY AND LIABILITIES
Equity
Share capital		13,731,881	13,721,556
Share premium		112,840,677	112,662,910
Foreign currency translation reserve		-22,001	-63,821
Accumulated deficit		-90,658,603	-81,578,733
Total shareholders’ equity attributable to owners of the Company		35,891,954	44,741,912

Non-current liabilities
Employee benefits		1,868,452	1,575,833
Deferred tax liabilities		327,637	327,637
Total non-current liabilities		2,196,089	1,903,470

Current liabilities
Trade and other payables		1,207,343	1,205,522
Accrued expenses		4,600,394	4,961,312
Total current liabilities		5,807,737	6,166,834

Total liabilities		8,003,826	8,070,304

Total equity and liabilities		43,895,780	52,812,216

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Changes in Equity (unaudited)
As of March 31, 2016 and 2015 (in CHF)

		Attributable to Owners of the Company
	Note	Share Capital	Share Premium	Foreign Currency Translation Reserve	Accumulated Deficit	Total Equity
As of January 1, 2015		11,604,156	93,861,171	-51,109	-52,131,426	53,282,792
Total comprehensive loss
Net loss		–	–	–	-8,052,111	-8,052,111
Other comprehensive loss		–	–	18,361	-228,865	-210,504

Total comprehensive loss		–	–	18,361	-8,280,976	-8,262,615

Transactions with owners of the Company
Share based payments	4	–	–	–	53,677	53,677
Share options exercised	3	1,500	10,500	–	–	12,000

Balance at March 31, 2015		11,605,656	93,871,671	-32,748	-60,358,725	45,085,854
As of January 1, 2016		13,721,556	112,662,910	-63,821	-81,578,733	44,741,912
Total comprehensive loss
Net loss		–	–	–	-8,898,912	-8,898,912
Other comprehensive loss		–	–	41,820	-260,469	-218,649

Total comprehensive loss				41,820	-9,159,381	-9,117,561

Transactions with owners of the Company
Share based payments	4	–	–	–	79,511	79,511
Issue of bonus shares	3	10,325	177,767	–	–	188,092

Balance at March 31, 2016		13,731,881	112,840,677	-22,001	-90,658,603	35,891,954

Condensed Consolidated Interim Statement of Cash Flows (unaudited)
For the Three Months Ended March 31, 2016 and 2015 (in CHF)

		THREE MONTHS ENDED
	Note	MARCH 31, 2016	MARCH 31, 2015
Cash flows from operating activities
Net loss		-8,898,912	-8,052,111
Adjustments for:
Depreciation		24,481	21,054
Unrealized foreign currency exchange losses, net		1,579,233	979,506
Net interest income		-10,885	-5,059
Share option costs	5	79,511	53,677
Employee benefits		32,151	-8,923

Changes in:
Other receivables		-24,220	41,041
Prepayments		71,491	75,133
Trade and other payables		1,821	-128,174
Accrued expenses		-172,825	687,580
Net cash used in operating activities		-7,318,154	-6,336,276

Cash flows from investing activities
Interest received		10,885	5,059
Net cash from investing activities		10,885	5,059

Cash flows from financing activities
Proceeds from exercise of options		–	12,000
Net cash from financing activities		–	12,000

Net decrease in cash and cash equivalents		-7,307,269	-6,319,217
Cash and cash equivalents at beginning of the period		50,237,300	56,934,325
Net effect of currency translation on cash		-1,537,415	-961,133
Cash and cash equivalents at end of the period		41,392,616	49,653,975

The accompanying notes form an integral part of these condensed consolidated interim financial statements

AURIS MEDICAL HOLDING AG

Notes to the Condensed Consolidated Interim Financial Statements

as of March 31, 2016 and December 31, 2015 and for the Three Months Ended March 31, 2016 and 2015 (in CHF)

1.	Reporting entity

Auris Medical Holding AG (the “Company”) is domiciled in Switzerland. The Company’s registered address is at Bahnhofstrasse 21, 6300 Zug. These condensed consolidated interim financial statements comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company is the ultimate parent of the following Group entities:

▪	Auris Medical AG, Basel, Switzerland (100%)

▪	Otolanum AG, Zug, Switzerland (100%)

▪	Auris Medical Inc., Chicago, United States (100%)

▪	Auris Medical Ltd., Dublin, Ireland (100%)

The Group is primarily involved in the development of pharmaceutical products for the treatment of inner ear disorders, in particular tinnitus and hearing loss. Its most advanced projects are in the late stage of clinical development.

2.	Basis of preparation

Statement of compliance

These condensed consolidated interim financial statements as of March 31, 2016 and for the three months ended March 31, 2016 and the condensed consolidated financial statements as of December 31, 2015 have been prepared in accordance with International Accounting Standard Interim Financial Reporting (“IAS 34”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2015.

These condensed consolidated interim financial statements include all adjustments, that are necessary to fairly state the results of the interim period and the Group believes that the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results to be expected for the full year. Management does not consider the business to be seasonal or cyclical.

Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, have been condensed or omitted as permitted by IAS 34. The condensed consolidated statement of financial position as of December 31, 2015 was derived from the audited consolidated financial statements.

The interim financial statements were authorized for issuance by the Company’s Audit Committee on May 10, 2016.

Functional and reporting currency

These condensed consolidated financial statements are presented in Swiss Francs (“CHF”), which is the Company’s functional currency (“functional currency”) and the Group’s reporting currency.

Segment reporting

A segment is a distinguishable component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. Management has determined that there is only one operating segment under the requirements of IFRS 8 (“Operating Segments”).

Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its audited consolidated financial statements as of and for the year ended December 31, 2015 and have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated.

New standards, amendments and interpretations adopted by the Group

The Group has not early adopted any standard, interpretation or amendment that was issued, but is not yet effective.

A number of new standards, amendments to standards and interpretations are effective for the Group’s 2016 reporting year, and have not been applied in preparing these condensed consolidated interim financial statements. Management does not believe that the adoption of these standards, interpretations, or amendments will have a material impact on the financial statements of the Group.

3.	Capital and reserves

Share capital

The issued share capital of the Company consisted of:

	Common Shares (Number)
	2016	2015

As of January 1	34,303,891	29,010,391
Common shares issued for stock option exercises with a nominal value of CHF 0.40 each	—	3,750
Common shares issued for restricted share awards with a nominal value of CHF 0.40 each	25,813	—
Total, as of March 31	34,329,704	29,014,141

All shares have a nominal value of CHF 0.40 and are fully paid in. As of March 31, 2016, the nominal value of the 34,329,704 issued shares amounted to CHF 13,731,881.60 (as of December 31, 2015, the nominal value of 34,303,891 issued shares amounted to CHF 13,721,556.40).

Issue of common shares upon exercise of options

During the three months ended March 31, 2015, one beneficiary of the Option Plan A exercised his right to acquire common shares of the Company at CHF 3.20 per share. This resulted in an increase in the number of outstanding common shares of 3,750 and an increase in the share capital of CHF 1,500. Total proceeds from the exercise to the Company were CHF 12,000.

During the three months ended March 31, 2016, no options were exercised.

On January 7, 2016, the Company granted 25,813 restricted shares to employees under the Equity Incentive Plan as a compensation bonus for 2015. These shares vested upon grant and have a sales restriction of 3 years. The Company recorded a corresponding payroll charge of CHF 188,092 in 2015. As a result of the grant, the share capital increased by CHF 10,325.

Follow-On Offering on NASDAQ Global Market

On May 20, 2015, the Company completed a public offering of 5,275,000 shares, yielding net proceeds after underwriting discounts of USD 23.6 million (CHF 21.7 million). Following the offering (and settlement of the aforementioned employee options) there were 34,293,891 common shares of the Company outstanding.

4.	Employee benefits

	Three months ended March 31,
	2016	2015

Salaries	808,410	603,984
Pension costs	84,779	30,642
Share based compensation expense	79,511	53,677
Other employee costs and social benefits	52,385	70,091
Total employee benefits	1,025,085	758,394

5.	Share based compensation expense

Share based compensation expense of CHF 79,511 was recognized for the three months ended March 31, 2016. No new options were granted in the three months ended March 31, 2016. As we do not have sufficient historical experience to estimate forfeitures for the vesting period, only effective forfeitures are recognised. The methodology for computation of share based compensation expense for the period is consistent with the methodology used in 2015.

6.	Loss per share

	Three months ended March 31,
	2016	2015

Loss attributable to owners of the Company	(8,898,912)	(8,052,111)
Weighted average number of shares outstanding	34,329,704	29,013,214
Basic and diluted loss per share	(0.26)	(0.28)

For the three months ended March 31, 2016 and March 31, 2015 basic and diluted loss per share are calculated based on the weighted average number of shares issued and outstanding and excludes shares to be issued under the stock option plans, as they would be anti-dilutive. As of the date hereof, the Company has 629,010 options outstanding under its stock option plans. The average number of options outstanding between January 1, 2016 and March 31, 2016 was 629,010 (463,135 for the period between January 1, 2015 and March 31, 2015).